

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2012

Via E-mail
Stephen P. Funk
Chief Executive Officer
Stratex Oil & Gas Holdings, Inc.
30 Echo Lake Road
Watertown, CT 06795

>   **Re: Stratex Oil & Gas Holdings, Inc.**
>   **Current Report on Form 8-K**
>   **Filed July 12, 2012, as amended on July 13, 2012**
>   **File No. 333-164856**

Dear Mr. Funk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Current Report on Form 8-K Filed July 13, 2012

General

1.   We will issue under separate cover any comments resulting from the review to be conducted by our petroleum engineer.

2.   Please define at the place of first usage all acronyms used throughout your filing. For example, you have not defined the terms "USGS" at page 10, "HBP" at page 18, and "BLM" at page 27.

Cautionary Note Regarding Forward-Looking Statements, page [omitted]

3.   You indicate that you are an issuer of penny stock at page 57.Ttherefore your suggestion
        that your disclosure constitutes forward-looking statements as "defined in the Private
        Securities Litigation Reform Act of 1995" requires revision. See Exchange Act Section
        21E(b)(1)(c). Please revise, and also eliminate the suggestion that "will" identifies
        forward-looking statements.

Description of Property, page 12

4.   Eliminate references to third-party production, activities, and plans, unless you are
        working on these projects with the third parties. Examples include references to
        Anadarko's plans to drill, purchases by Hess, and SM Energy producing wells.

MD&A of Financial Condition and Results of Operation, page 62

Liquidity and Capital Resources, page 66

Planned Capital Expenditures, page 67

5.   The guidance in Item 303(a) of Regulation S-K, specifically paragraphs (a)(1) and (2),
        requires an analysis of your liquidity and capital resources. Given that you have one well
        in the process of being drilled in Lane County, KS and that you should have received
        "notification of development well in-fill drilling on some of [y]our minority working
        interest acreage in the Bakken" by July 6, please discuss known commitments for capital
        expenditures and any expected material change to the mix and relative cost of your
        capital resources. For further guidance on the overall approach to MD&A, including the
        presentation, content, and focus of the disclosure, please refer to FRC §§ 501.12 and
        501.13.

Security Ownership of Certain Stockholders and Management, page 72

6.   Based upon the number of common shares retained by pre-Merger stockholders of Pubco
        and upon your predecessor's Preliminary Schedule 14C filed May 18, 2012, it appears
        that Stanley C. & Mimi Lee might collectively beneficially hold 5% or more of your
        common stock and need to be identified accordingly in the table at page 72. Please
        confirm our understanding and revise accordingly, or explain.

7.   Given the voting power available to holders of the Series A Preferred, include new
        textual or tabular information which makes clear the voting control their holdings
        represent as a result. We note the related disclosure at page 60, for example.

Directors and Executive Officers, page 73

8.   For each listed individual, provide a complete description of the principal business activities (occupations, employment, positions held) during most recent five years, leaving no gaps or ambiguities with regard to time. Also, clarify for your two officers how much of their respective professional time has been and will be devoted to your business. Refer generally to Items 401(c) and 401(e) of Regulation S-K.

9.   Provide us with the FINRA order regarding the suspension this year of Mr. Kelly.

10.   We note that your website identifies Neal LaFever and Michael Mahan as part of your "Management Team." Tell us why they are not listed here in your filing.

Consultants, page 75

11.   In a manner similar to that done for Mr. Kazmann, indicate the services to be provided by Messrs. Briones and Epstein. Also, file the consulting agreements for each of the three as exhibits to the registration statement.

Certain Relationships and Related Transactions, page 80

Transactions with Pubco Shareholders, page 80

12.   We note that following Pubco's May 31, 2012, forward-split on a 3.5 for 1 basis, there were approximately 5,110,000 issued and outstanding common shares held by Pubco shareholders before taking into account the issuance of shares of Common Stock in the Merger and after giving pro forma effect to the Split-Off. Revise to clarify how this figure can be reconciled with your statement at page 5 that on the July 6, 2012 Closing Date, "pre-Merger stockholders of Pubco retained 6,110,000 shares of Common Stock."

13.   Supplementally provide us a reconciliation showing how you got from your March 31, 2012 ending balance of 54,352,585 common shares per page F-3 to the 5,110,000 common shares. In conjunction with the reconciliation, tell us why the 15,945,000 common shares issued from June 2011 to October 2011 as described on page 83 are not on your Statement of Stockholders' Equity per page F-3.

        Additionally, please note that the number of shares presented on your financial statements should be retroactively restated for the effect of the forward split.

Description of Capital Stock, page 80

14.   Provide a detailed description of the impact on common stock voting rights as a result of the issued and outstanding Series A Preferred, as Item 202 of Regulation S-K requires.

Also revise the disclosure at page 60 or explain to us why you suggest there that "approximately" 100% of the Series A is held by your officers and directors.

Financial Statements – Stratex Oil and Gas, Inc.

General

15.	Please be reminded of the financial statement update requirements of Rule 8-08 of Regulation S-X in your next filing amendment.

Notes to Interim Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-5

Oil and Gas Properties, Successful Efforts Method, page F-7

16.	Please expand your disclosure to add your policy for calculating depletion of oil and gas properties, similar to your disclosure on page 69.

Note 6 – Notes Payable, page F-13

17.	As of March 31, 2012 you report an amount related to notes payable of $1.3 million; the majority of which is payable on May 24, 2012. Please expand your disclosure here and elsewhere in your document to explain how you intend to repay this amount, and if applicable, the material provisions of note conversion, extension or revision of terms.

Notes to Year End Financial Statements, page F-24

18.	Please revise to provide the disclosures required by ASC 932-235-50, or tell us why such disclosures are not required.

Pro Forma Financial Statements – Stratex Oil & Gas Holdings, Inc.

Pro Forma Balance Sheet, page PF-2

19.	Please revise to present the pro forma balance sheet as of the end of your most recent interim date as required by Rule 11-02(c)(1) of Regulation S-X.

Pro Forma Statement of Operations, page PF-3

20.	Please revise your statement of operations to reclassify the portion of Stratex Oil & Gas, Inc.'s reported operating expenses that belongs in cost of revenues. If you present a gross profit measure, note that in addition to production expenses, DD&A and G&A expenses related to cost of revenues must be included in such measure.

Pro-forma Adjustments, page PF-5

21.   Please expand your disclosure to explain why you eliminated as pro forma adjustments on page PF-3 all of Stratex Oil & Gas Holdings, Inc.'s operating results.

22.   Please provide a pro forma statement of operations for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required to comply with Rule 11-02(c)(2) of Regulation S-X.

Exhibits (as filed with the Form 8-K on July 12, 2012)

General

23.   Your exhibit list does not accurately reflect whether and when the listed exhibits have been filed. Revise to disclose precisely when each was filed, to the extent not included with the current version of the amended Form 8-K.

24.   Exhibits 2.2, 2.3, 3.1, exhibit A of 10.6, and exhibit A of 10.10 were electronically filed in an un-searchable format. Please amend your filing to resubmit these exhibits in a text searchable format. See Section 5.1 of the EDGAR Filer Manual, Volume II: "EDGAR Filing," Version 19 (March 2012) and Item 301 of Regulation S-T.

25.   Exhibits A through E of Exhibit 2.1 and D through F of Exhibit 10.5 have not been filed. For all exhibits, either file all missing sub-exhibits or, if appropriate, provide the disclosure regarding the agreement to furnish such items that Item 601(b)(2) of Regulation S-K would require.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.


Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director


cc: Mr. Mitchell Lampert